15047354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 67940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Hernandez (646) 454-3742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Five Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCap Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Chief Financial Officer

Title

Notary Public

RACHEL L FREEDMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6297334
Qualified in New York County
My Commission Expires February 18, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCap Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of RCap Securities, Inc.

We have audited the accompanying statement of financial condition of RCap Securities, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCap Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2015

RCap Securities, Inc.

Statement of Financial Condition

As of December 31, 2014

Assets	
Cash and cash equivalents	$ 26,946,943
Reverse repurchase agreements	12,592,038,699
Deposits with clearing organizations	182,863,073
Receivable from affiliates	53,250
Other assets	1,296,368
Total assets	$ 12,803,198,333
Liabilities	
Repurchase agreements	12,400,686,861
Payable to affiliate	144,922
Accounts payable and other liabilities	663,909
Subordinated borrowings	150,000,000
Total liabilities	12,551,495,692
Stockholder's equity	
Common stock - par value $.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding	10,000
Additional paid-in capital	248,845,811
Retained earnings	2,846,830
Total stockholder's equity	251,702,641
Total liabilities & stockholder's equity	$ 12,803,198,333

See notes to Statement of Financial Condition.

RCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Nature of Business

RCap Securities, Inc. (the "Company" or "RCap") was incorporated in Maryland, on July 3, 2008 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). RCap was granted membership to FINRA in January 2009 and commenced operations in February 2009. RCap received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009 and Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009. RCap is a wholly-owned taxable Real Estate Investment Trust ("REIT") subsidiary of Annaly Capital Management, Inc. (the "Parent"). RCap's principal business activity includes operating a financing matched book of predominantly U.S. Agency mortgage-backed securities. RCap is also approved to participate in underwriting syndicates. The Company ceased its trading activities in securities lending of U.S. equity and corporate fixed income securities as well as proprietary trading of U.S Treasury notes and bonds, futures and options contracts during 2014.

2. Significant Accounting Policies

Basis of Presentation – The Statement of Financial Condition and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less. This includes amounts deposited in money market funds. Cash and cash equivalents are carried at cost, which approximates fair value.

Reverse Repurchase and Repurchase Agreements – The Company enters into reverse repurchase agreements and repurchase agreements (collectively "Repos") as part of the Company's matched book trading activity. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

2. Significant Accounting Policies (continued)

Repos are accounted for as collateralized financing transactions, and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company earns and incurs interest over the term of the Repos on an accrual basis. Repos with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreement meet the criteria to permit netting.

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Repos are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Deposits with Clearing Organizations – The Company is a member of various clearing organizations with which it maintains cash required for the conduct of its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Other Assets and Other Liabilities – Other assets consist primarily of receivables, pre-paid expenses, deposits and equipment and facilities less accumulated depreciation. Other liabilities consist primarily of accrued expenses, accounts payable and accounts payable to affiliates.

Equipment and Facilities – Generally, the Company does not own or lease its own equipment and facilities. The cost of the majority of equipment and facilities, with the exception of the Company's data storage equipment and select trading equipment, is shared with affiliates and is allocated to the Company by the Parent based on an expense sharing agreement.

Use of Estimates – The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Fair Value Measurements and Disclosures – Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, requires the disclosure, at fair value, of all financial instruments, including assets and liabilities recorded in the Statement of Financial Condition at their contract amounts. Management estimates that the carrying values of these financial instruments approximates their fair value, as they are short-term in nature or are open contracts subject to frequent re-pricing.

Legal Reserves – The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. As of December 31, 2014, the Company was not aware of any outstanding claims or legal actions against the Company.

Income Taxes – The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized in the Statement of Financial Condition. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2014 the Company does not have a deferred tax asset, thus no valuation allowance is required.

The provisions of ASC 740, *Income Taxes*, clarify the accounting for uncertainty in income taxes recognized in the Statement of Financial Condition and prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. The Company does not have any unrecognized tax benefits that would affect its financial position. Thus, no accruals for penalties and interest were necessary as of December 31, 2014.

2. Significant Accounting Policies (continued)

A summary of recent accounting pronouncements follows:

Presentation

Presentation of Financial Statements – Going Concern (Subtopic 205-40)

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-04) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This ASU requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the financial statements are issued, the update requires additional disclosures. The update is effective for periods beginning after December 15, 2016 with early adoption permitted. ASU 2014-15 is not expected to have an impact on the Company's financial statements.

Presentation of Financial Statements (ASC 205)/Property, Plant and Equipment (ASC 360)

In April 2014, the FASB issued ASU No. 2014-08, *Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, which raises the threshold for a disposal to be treated as discontinued operations. Under this update, the Company is required to report disposals that represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results if the component of the Company or group of components meets the criteria to be accounted for as held for sale or the component of the Company or group of components is disposed of by sale. The ASU removes requirements that operations and cash flows have been (or will be) eliminated from the ongoing operations and that the Company will not have any significant continuing involvement with the component in order to be reported as discontinued operations. Additionally, ASU 2014-08 also eliminates a number of scope exceptions and requires additional disclosures for transactions that meet the discontinued operations definition and significant items that are disposed of or held for sale that do not meet the discontinued operations criteria. The ASU is effective for reporting periods beginning after December 15, 2014 with early adoption permitted. Adoption is not expected to have a significant impact on the Company's financial statements.

2. Significant Accounting Policies (continued)

Broad Transactions

Transfers and Servicing (ASC 860)

In June 2014, the FASB issued ASU No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. This update makes limited amendments to the guidance in ASC 860 on accounting for certain repurchase agreements. The ASU requires entities to account for repurchase-to-maturity transactions as secured borrowings, rather than as sales with forward repurchase agreements. The ASU defines a repurchase-to-maturity transaction as a repo that (1) settles at the maturity of the transferred financial asset and (2) does not require the transferor to reacquire the transferred financial asset. In addition, the ASU eliminates accounting guidance on linked repurchase financing transactions. The ASU also expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. The guidance in this update will be effective for the Company beginning January 1, 2015, except for the disclosure requirements for transactions accounted for as secured borrowings, which the Company will be required to disclose in its 2016 annual financial statements. As of December 31, 2014, the Company does not have any repurchase-to-maturity transactions or any linked repurchase financing transactions, therefore, the Company expects that this standard will impact disclosures only and will not have a significant impact on the financial statements.

3. Related Party-Transactions

The Company enters into the majority of the reverse repurchase agreements with affiliated entities to provide them with a financing source. The Company has also entered into administrative service agreements with certain affiliated entities by which the Company earns administrative and service fee revenues. General administrative services include, but are not limited to, manual entry of repurchase and reverse repurchase order instructions, order comparison, error correction, and transfer of securities and cash to meet margin calls. Receivables from affiliates on the Statement of Financial Condition includes receivables from affiliates for Administrative and service fees.

The Company entered into a subordinated debt agreement with the Parent on April 30, 2014, which is included in Subordinated borrowings on the Statement of Financial Condition (see Footnote 7). Additionally, the Company entered into a revolving line of credit agreement with the Parent in the amount of $500 million on July 1, 2014. Included in Other assets on the Statement of Financial Condition is $750,000 of prepaid structuring fees to the Parent associated with the line of credit. As of December 31, 2014 the Company has not drawn upon the line of credit. Payables to affiliates consist of expenses to be reimbursed to the Parent pursuant to an expense sharing agreement.

3. Related-Party Transactions (continued)

Related party transactions are comprised of the following:

Receivable from Affiliates:	
Reverse repurchase agreements	$ 12,492,095,755
Administrative and service fees	53,250
Other assets	750,000
Payable to Affiliates:	
Subordinated borrowings	150,000,000
Accounts payable	144,922

4. Securities Financing Transactions

The Company enters into Repos to obtain securities for settlement of its matched book transactions and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. agency securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2014, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $13,133,983,555 of which $13,033,983,555 was received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $12,369,317,207 of which none have been sold or re-pledged to affiliated companies.

5. Reverse Repurchase and Repurchase Agreements

Repos with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreements permit netting. The following table summarizes information regarding the netting of Repos on the Statement of Financial Condition as of December 31, 2014:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition[1]	Net Amounts Presented on the Statement of Financial Condition	Amount Not Offset on the Statement of Financial Condition[2]	Net Amounts
Reverse repurchase agreements	$13,192,100,810	($600,062,111)	$12,592,038,699	($12,592,038,699)	$0
Repurchase agreements	$13,000,748,972	($600,062,111)	$12,400,686,861	($12,400,686,861)	$0

[1]Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2]Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

6. Fair Value Measurement

The Company follows fair value guidance in accordance with GAAP to account for its financial instruments. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of the instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the overall fair value.

	Level 1	**Level 2**	**Level 3**
Assets:			
Cash equivalents - money market funds	25,500,000	-	-

There were no transfers between categories during the year ended December 31, 2014.

7. Subordinated Borrowings

The borrowings under subordination agreements as of December 31, 2014, are listed in the following:

Subordinated notes, 9.25 percent, due April 29, 2019	$	150,000,000

The subordinated borrowings are with the Parent and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are carried at cost, which approximates fair value.

8. Commitments, Contingencies and Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Statement of Financial Condition for these transactions.

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2014, the Company was not involved in any claims or legal actions and therefore no accrual was required.

The Company makes use of various policies in the risk management process:

Market Risk – Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

8. Commitments, Contingencies and Guarantees (continued)

Counterparty Credit Risk – The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms.

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its counterparty activities by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit Risk – The Company provides financing and related services to a diverse group of domestic counterparties. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's primary counterparty to the reverse repurchase agreements is the Parent.

As of December 31, 2014, the Company's significant concentration of credit risk was with the U.S. government and its Agencies. The Company's indirect exposure results from maintaining U.S. government and Agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with the Parent; thus the Company has credit exposure to the U.S. government and its Agencies only in the event of the Parent's default.

The Company's significant industry credit concentration is with financial institutions as well as REITs, including both affiliates and third parties. Financial institutions include other brokers and dealers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000. As of December 31, 2014, the Company's regulatory net capital of $399,843,157 exceeded the minimum requirement of $250,000 by $399,593,157.

10. Other Regulatory Requirements

The Company is subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2014 customer reserve computation, there was no requirement to segregate securities into the special reserve account for the exclusive benefit of customers.

11. Subsequent Events

The Company has evaluated all subsequent events through the date this report was available to be issued and has noted no significant events since the date of the Statement of Financial Condition.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors
RCap Securities, Inc.

We have reviewed management's statements, included in the accompanying RCap Securities, Inc. Exemption Report, in which (1) RCap Securities, Inc. (the "Company") stated that the Company is filing an Exemption Report based on permission granted by the Financial Industry Regulatory Authority, and the Company's principal business activities are limited to operating a financing matched book, which does not involve carrying or holding customer funds or assets, and (2) the Company stated that the Company had no obligations under 17 C.F.R § 240.15c3-3 for the period June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2015

RCap
SECURITIES INC.
An Annaly Company

RCap Securities, Inc. Exemption Report

RCap Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is filing an Exemption Report based on permission granted by the Financial Industry Regulatory Authority. The Company's principal business activities are limited to operating a financing matched book, which does not involve carrying or holding customer funds or assets.

The Company had no obligations under 17 C.F.R § 240.15c3-3 for the period June 1, 2014 through December 31, 2014 without exception.

RCap Securities, Inc.

I, Mike Hernandez, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Financial Officer

February 26, 2015

1211 Avenue of the Americas • Suite 2902 • New York, NY 10036
Tel: 646-829-0141 • Fax: 212-398-2964

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of RCap Securities Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of RCap Securities Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 through December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check payments.

   No exceptions were identified.

2. Compared the amounts reported on FOCUS Report with the amounts reported in Form SIPC-7 for the period from January 1, 2014 through December 31, 2014.

   No exceptions were identified.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No exceptions were identified.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were identified.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 through December 31, 2014.

EY
Building a better working world

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*********723*******************ALL FOR AADC 100
067940 FINRA DEC
RCAP SECURITIES INC
1211 AVENUE OF THE AMERICAS ~~STE 2902~~ - 41st Fl
NEW YORK NY 10036-8705

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mike Hernandez
(646) 454-3742

2. A. General Assessment (item 2e from page 2) $ 62,518

B. Less payment made with SIPC-6 filed (**exclude interest**) (41,802)

7/23/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,716

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,716

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,716

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RCap Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of February, 2015.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 53,408,307
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,226
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,226
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,478,616
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 26,923,877	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	26,923,877
Total deductions	28,402,493
2d. SIPC Net Operating Revenues	$ 25,007,040
2e. General Assessment @ .0025	$ 62,518
	(to page 1, line 2.A.)